SEC
Mail Processing
Section

MAR 04 2019

Washington DC
413

19006322

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL | |
|---|---|
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| Expires: | August 31, 2020 |
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| SEC FILE NUMBER |
|---|
| 8-47493 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cardinal Investments, Inc

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1600 North Belt West
(No. and Street)

| Belleville | Illinois | 62226-5923 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey J. Heet (618)277-1005
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holt and Patterson, LLC.
(Name – *if individual, state last, first, middle name*)

| 760 Chesterfield Ind. Blvd. | Chesterfield | MO | 63005 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Jeffrey Heet, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cardinal Investments, Inc, as of December 31st, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

"OFFICIAL SEAL"
ANGEL A. ODOM
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES MAR. 28, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CARDINAL INVESTMENTS, INC.

*Audited Financial Statements*

*for the year ending December 31, 2018*

## Table of Contents


| | Page |
|---|---|
| Independent Auditors' Report | 1 |
| Independent Accountants' Review Report | 2 |
| Financial Statements | |
| Statement of Financial Condition | 3-4 |
| Statement of Income | 5 |
| Statement of Changes in Stockholders' Equity | 6 |
| Statement of Cash Flows | 7 |
| Notes to the Financial Statements | 8-11 |
| Supplementary Information Pursuant to SEC Rule 17a-5 | |
| Computation of Net Capital | 12 |
| Computation of Capital Requirements and Schedule of Aggregate Indebtedness | 13 |
| Exemption Report 2018 | 14 |

HOLT & PATTERSON, LLC
CERTIFIED PUBLIC ACCOUNTANTS

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Cardinal Investments, Inc.

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Cardinal Investments, Inc. as of December 31, 2018, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Cardinal Investments, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Cardinal Investment Inc.'s management. Our responsibility is to express an opinion on Cardinal Investment, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cardinal Investment, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

The supplemental information located on pages 12-13 has been subjected to audit procedures performed in conjunction with the audit of Cardinal Investment, Inc.'s financial statements. The supplemental information is the responsibility of Cardinal Investment Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information located on pages 12-13 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Holt & Patterson, LLC

Holt & Patterson, LLC
We have served as Cardinal Investment Inc.'s auditor since 2009.
Chesterfield, MO
February 28, 2019

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

HOLT &
PATTERSON,
LLC
CERTIFIED
PUBLIC
ACCOUNTANTS

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Cardinal Investments, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Cardinal Investments, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Cardinal Investments, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) Cardinal Investments, Inc. stated that Cardinal Investments, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Cardinal Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cardinal Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Holt & Patterson, LLC

Holt & Patterson, LLC
Chesterfield, MO 63005
February 28, 2019

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

**CARDINAL INVESTMENTS INC.**
STATEMENT OF FINANCIAL CONDITION
as of December 31, 2018

## ASSETS

| | | 2018 |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash | $ | 45,392 |
| Deposits with Clearing Organizations | | 35,000 |
| Commissions Receivable | | 10,445 |
| Other Receivable | | 4,599 |
| TOTAL CURRENT ASSETS | | 95,436 |
| **FIXED ASSETS** | | |
| Furniture and Equipment | | 79,756 |
| Accumulated Depreciation | | (79,756) |
| TOTAL FIXED ASSETS | | - |
| **OTHER ASSETS** | | |
| Due from Officer | | 16,652 |
| TOTAL OTHER ASSETS | | 16,652 |
| TOTAL ASSETS | $ | 112,088 |

See Notes and Independent Auditor's Report

**CARDINAL INVESTMENTS INC.**
STATEMENT OF FINANCIAL CONDITION
as of December 31, 2018

**LIABILITIES AND STOCKHOLDERS' EQUITY**

| | | 2018 |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Accounts Payable | $ | 205 |
| Commissions Payable | | 1,860 |
| Income Tax Payable | | 700 |
| TOTAL CURRENT LIABILITIES | | 2,765 |
| **LONG TERM LIABILITIES** | | |
| TOTAL LONG TERM LIABILITIES | | - |
| TOTAL LIABILITIES | | 2,765 |
| **STOCKHOLDERS' EQUITY** | | |
| Common Stock, $1 par value, 800 shares authorized, 800 shares issued and outstanding | | 800 |
| Additional Paid-in Capital | | 34,715 |
| Retained Earnings | | 73,808 |
| TOTAL STOCKHOLDERS' EQUITY | | 109,323 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ | 112,088 |

See Notes and Independent Auditor's Report

**CARDINAL INVESTMENTS INC.**
STATEMENT OF INCOME
For the Year Ended December 31, 2018

| | 2018 | % |
|---|---|---|
| **INCOME** | | |
| Commission and Fee Income | $ 404,338 | 99.99 |
| Miscellaneous | 43 | 0.01 |
| TOTAL INCOME | 404,381 | 100.00 |
| **OPERATING EXPENSES** | | |
| Administration | 1,021 | 0.25 |
| Bank Service Fees | 578 | 0.14 |
| Outside Brokers Commissions | 35,090 | 8.68 |
| Dues and Subscriptions | 1,912 | 0.47 |
| Clearing fees | 48,826 | 12.07 |
| Salaries | 216,350 | 53.50 |
| Promotions | 200 | 0.05 |
| Insurance | 21,770 | 5.38 |
| Legal and Professional Fees | 8,224 | 2.03 |
| Office Expense | 4,316 | 1.07 |
| Payroll Taxes | 20,289 | 5.02 |
| Postage and Delivery | 104 | 0.03 |
| Registration Fees | 7,150 | 1.77 |
| Rent Expense | 20,177 | 4.99 |
| Repairs and Maintenance | 1,149 | 0.28 |
| Travel | 760 | 0.19 |
| Utilities | 10,049 | 2.49 |
| TOTAL OPERATING EXPENSES | 397,965 | 98.41 |
| INCOME (LOSS) FROM OPERATIONS | 6,416 | 1.59 |
| **INCOME TAX** | | |
| Federal Income Tax Expense | 1,304 | 0.32 |
| State Income Tax Expense | 200 | 0.05 |
| TOTAL INCOME TAX | 1,504 | 0.37 |
| NET INCOME (LOSS) | $ 4,912 | 1.21 |

**CARDINAL INVESTMENTS INC.**
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2018

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|
| **BALANCE DATE AT DECEMBER 31, 2017** | 800 | 34,715 | 68,896 | 104,411 |
| Net Income | | | 4,912 | 4,912 |
| **BALANCE DATE AT DECEMBER 31, 2018** | $ 800 | $ 34,715 | $ 73,808 | $ 109,323 |

**CARDINAL INVESTMENTS INC.**
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2018

| | 2018 |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | |
| Net Income | $ 4,912 |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | |
| Decrease (Increase) in Operating Assets | |
| Receivables | 11,219 |
| Increase (Decrease) in Payable | |
| Commissions payable | (4,253) |
| Accounts payable | 82 |
| Taxes payable | 700 |
| Total Adjustments | 7,748 |
| NET CASH PROVIDED BY (USED) IN OPERATING ACTIVITIES | 12,660 |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | |
| Due from Officer | 180 |
| NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES | 180 |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | |
| | - |
| NET CASH ROVIDED BY (USED) IN FINANCING ACTIVITIES | - |
| **NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS** | 12,840 |
| CASH AND CASH EQUIVALENTS, beginning of year | 32,552 |
| CASH AND CASH EQUIVALENTS, end of year | $ 45,392 |

# CARDINAL INVESTMENTS, INC.
## Notes to the Financial Statements
For the Year Ended December 31, 2018

### NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant policies is presented to assist in the understanding of Cardinal Investments, Inc.'s (the Company) financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

**Business Activity**

The Company is a broker-dealer registered with the Securities and Exchange (SEC) and is a member of FINRA. The Company is a registered insurance agency for the purposes of offering variable insurance products in states where it is properly licensed. The Company was incorporated in May 1994. Operations were started in August, 1994 with a general securities operation beginning in October, 1994.

**Basis of Presentation**

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal and agency transactions.

In May 2014, the Financial Accounting Standards Board (FASB) issued a new accounting pronouncement regarding revenue recognition effective for reporting periods beginning after December 15, 2017. Management has adopted this standard to which there was no significant impact to its financial position, results of operation and related disclosures.

**Securities Transactions**

Proprietary securities transactions in regular-way trades are recorded on trade date, as if they had settled. Profit and loss arising from all securities transactions entered for the account and risk of the Company are recorded on trade date. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

**Commissions**

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

**NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

**Cash Equivalents**

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

**Basis of Accounting**

The accompanying financial statements are presented in accordance with the accrual basis of accounting.

**Concentrations of Credit Risk**

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include banks and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

At times throughout the year, the Company may maintain certain bank accounts in excess of the FDIC insured limits.

**Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

### NOTE 2 – RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

The Company has elected to use the reserve method in accounting for bad debts. Under this method, all uncollectible accounts are charged to the allowance account and the bad debt expense is determined by adjusting the balance in the allowance account to a reserve considered reasonable by management. No allowance for doubtful accounts was considered necessary at December 31,2018. The bad debt expense at December 31, 2018 was $0.

### NOTE 3 – INCOME TAXES

The Company implemented FASB Accounting Standards Codification 740-10, Income Taxes. Included in this is a requirement under Accounting for Uncertainty in Income Taxes that realization of an uncertain income tax position must be "more likely than not" (i.e. greater than 50% likelihood of receiving a benefit or expense) before it should be recognized in the financial statements as the amount most likely to be realized assuming a review by the authorities having all relevant information and applying current conventions. The code section also clarifies the financial statement classification of potential tax-related penalties and interest and sets forth new disclosures regarding unrecognized tax benefits or expenses. The Company assessed its federal and state tax positions and determined there were no uncertainties or possible related effects that need to be recorded as of and for the years ended December 31, 2018.

The federal and state income tax returns for the Corporation for 2014, 2015, 2016 and 2017 are subject to examination by respective taxing authorities generally for three years after they are filed.

The Company's policy for reporting interest and penalties related to income taxes is to expense as they are incurred. The Company feels there is a more likely than not chance that all tax positions will be fully recognized; therefore, no provision for potential interest or penalties on these tax positions have been made. The total penalties and interest the Company paid for 2018 was $0.

### NOTE 4 – DEFERRED TAXES

The Company has adopted ASC 740-10, Accounting for Income Taxes, to account for deferred income taxes. Deferred taxes are computed based on the tax liability or benefit in future years of the reversal of temporary differences in the recognition of income or deduction of expenses between financial and tax reporting purposes. The difference between tax expense and taxes currently payable is reflected in the balance sheet as deferred taxes. There were no items that resulted in deferred taxes.

**NOTE 5 – RELATED PARTY TRANSACTIONS**

The Company's office building is rented from a corporation that is owned by the Company's shareholders. This lease was entered into with an annual renewal option. Rental payments at December 31, 2018 totaled $20,177. The Company has a loan due from the current President of the Company in the amount of $16,652.

**NOTE 6 –NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2018, the Company had net capital of $92,671 respectively, which was $87,671 and in excess of its required net capital of $5,000.

**NOTE 7 – ADVERTISING COST**

Non-direct-response advertising costs are expensed in the year incurred. This amount at December 31, 2018 totaled $0, respectively. The Company did not incur any direct-response advertising cost during the year.

**NOTE 8 – DATE OF MANAGEMENT REVIEW**

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosures through February 28, 2019, the date of the management representation letter and the date the financial statements were available to be issued.

**CARDINAL INVESTMENTS INC.**
COMPUTATION OF NET CAPITAL
As of December 31, 2018

**NET CAPITAL COMPUTATION:**

| | | |
|---|---|---|
| Stockholders' Equity | | $ 109,323 |
| Deductions and/or charges | | |
| Accounts Receivable Subtotal | 16,652 | 16,652 |
| **NET CAPITAL** | | $ 92,671 |

There are no material differences between the Net Capital calculation compared to the broker-dealer's unaudited Part II.

**RECONCILIATION WITH COMPANY'S COMPUTATION**

Net capital, as reported in Company's Part II (Unaudited)

| | |
|---|---|
| FOCUS Report | $ 92,671 |
| Net audit adjustments | |
| | $ 92,671 |

See Accompanying Notes and Independent Auditors' Report

**Cardinal Investments Inc.**
COMPUTATION OF NET CAPITAL REQUIREMENTS
As of December 31, 2018

| | |
|---|---|
| Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness) | $ 184 |
| Minimum Dollar Net Capital Required | 5,000 |
| Net Capital Requirement (Greater of the Above) | 5,000 |
| Excess Net Capital | $ 87,671 |
| Percentage of Aggregate Indebtedness to Net Capital | 3.2% |

**SCHEDULE OF AGGREGATE INDEBTEDNESS**

| | |
|---|---|
| Commissions Payable | $ 1,860 |
| Accounts Payable | 205 |
| Income Tax Payable | 700 |
| | $ 2,765 |

CARDINAL INVESTMENTS INC.

**EXEMPTION REPORT**

SEC Rule 17a5(d)(4)

Cardinal Investments Inc.

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a5(d)(4):

- Cardinal Investments Inc. is a broker/dealer registered with the SEC and FINRA.
- Cardinal Investments Inc. claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended December 31, 2018.
- Cardinal Investments Inc. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:

  *The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3and rule 17a-4, as are customarily made and kept by a clearing broker or dealer.*

- Cardinal Investments Inc. *has met* the identified exemption provisions in paragraph k(2)(ii) of Rule 15c3-3 throughout the period of January 1st, 2018 through December 31, 2018 without exception.

The above statements are true and correct to the best of my and the Firm's knowledge.

Jeffrey Heet

President